EXHIBIT 11(a)(24)
                                                     -----------------


   FOR IMMEDIATE RELEASE

   FOR FURTHER INFORMATION, CONTACT:

   INVESTORS:     Dennis Senchak      Rae Kozlowski       Wendy Wilson
                  NiSource Inc.       NiSource Inc.       Hill & Knowlton
                  219-647-6085        219-647-6083        312-255-3033


   MEDIA:         Maria Hibbs         Larry Larsen
                  NiSource Inc.       Hill & Knowlton
                  219-647-6201        312-255-3084

          COLUMBIA'S INVESTORS SPEAK: TENDER MORE THAN 60 PERCENT
                  OF OUTSTANDING SHARES TO NISOURCE'S OFFER

    NISOURCE EXTENDS $68 PER SHARE CASH TENDER OFFER FOR COLUMBIA ENERGY
                                    GROUP

        Merrillville, Ind., Aug. 9, 1999   NiSource Inc. (NYSE: NI) today
   announced that as of 5:00 p.m. EST on Friday, August 6, 1999 Columbia Energy Group shareholders have tendered 49,638,497 shares pursuant to NiSource's tender offer. This represents more than 60 percent of Columbia's common shares outstanding.

        Gary Neale, NiSource Chairman, President and Chief Executive Officer, said, "We're gratified by the strong response to our tender. This was Columbia shareholders' first opportunity to express their desires directly to the Columbia Board. They've sent a resounding message: they want the board to fulfill its fiduciary obligations and meet with us to discuss our offer."

        Given the strength of the response from Columbia shareholders, NiSource is extending its $68 per share cash tender offer for shares of Columbia Energy Group to midnight EST on October 15, 1999.

        Neale reiterated that NiSource is fully committed to seeing the process through to the successful completion of its acquisition of Columbia and is willing to increase the price if Columbia negotiates a friendly transaction.

        "We urge Columbia shareholders who have not done so to tender their shares to demonstrate their desire for Columbia's management to meet with us," Neale said.

        NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company's offer for Columbia may found on the Internet at www.yes2nisource.com and about the company at www.nisource.com.

        This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group.


   Such offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its October 15, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

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